

January 23, 2015

Via E-mail
William D. "BJ" Jenkins, Jr.
Chief Executive Officer
Barracuda Networks, Inc.
3175 S. Winchester Blvd.
Campbell, CA 95008

> **Re: Barracuda Networks, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 13, 2015**
> **File No. 333-201475**

Dear Mr. Jenkins:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary

Units, page 4

1.   We note the references to "units" in this section and in the legality opinion filed as Exhibit 5.1, although "units" do not appear as a class of securities being registered in the fee table or on the prospectus cover page. All classes of securities being registered must be specifically identified and described as completely as possible in the prospectus. Please revise or advise.

Exhibit 5.1

2.   Please have counsel revise paragraph 6 on page 3 to opine that the depositary shares, when sold, will be legally issued and will entitle their holders to the rights specified in the

deposit agreement and the ADR. For guidance, refer to Section II.B.1.d of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Matthew Crispino, Staff Attorney, at (202) 551-3456 with any questions. In his absence, you may contact me at (202) 551-3462. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via E-mail</u>
        Jeffrey D. Saper, Esq.
        Wilson Sonsini Goodrich & Rosati, P.C.